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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No. 6)

Winthrop Realty Trust
(Name of Issuer)

Common Shares, $1 par value
(Title of Class of Securities)

976391300
(CUSIP Number)

October 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[__ Rule 13d-1(c)

[_]  Rule 13d-1(d)

__________
(1)  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No	976391300

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Fairholme Capital Management, L.L.C.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [_]
(b) [x]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,624,634

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,926,279

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,926,279

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11.2%

12.	TYPE OF REPORTING PERSON* IA

CUSIP No	976391300

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Bruce R. Berkowitz.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [_]
(b) [x]
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

37,983

6.	SHARED VOTING POWER

2,624,634

7.	SOLE DISPOSITIVE POWER

37,983

8.	SHARED DISPOSITIVE POWER

2,926,279

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,964,262

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11.3%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

CUSIP No	026874784

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Fairholme Funds, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [_]
(b) [x]
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,595,548

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,595,548

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,595,548

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.9%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IV

Item 1.	(a).	Name of Issuer:

Winthrop Realty Trust

(b).	Address of issuer's principal executive offices:

P.O. Box 9507, 7 Bulfinch Place, Suite 500, Boston, Massachusetts 02114

Item 2.	(a).	Name of person filing:

Fairholme Capital Management, L.L.C. Bruce R. Berkowitz Fairholme Funds, Inc.

(b).	Address or principal business office or, if none, residence:

Fairholme Capital Management, L.L.C.
4400 Biscayne Boulevard, 9th Floor
Miami, FL 33137

Bruce R. Berkowitz
c/o Fairholme Capital Management, L.L.C.
4400 Biscayne Boulevard, 9th Floor
Miami, FL 33137

Fairholme Funds, Inc.
c/o Fairholme Capital Management, L.L.C.
4400 Biscayne Boulevard, 9th Floor
Miami, FL 33137

(c).	Citizenship:

Fairholme Capital Management, L.L.C. - Delaware Bruce R. Berkowitz – United States of America Fairholme Funds, Inc. - Maryland

(d).	Title of class of securities:

Common Stock, $1 par value

(e).	CUSIP No.:

976391300

Item 3.	If This Statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a

(a)	[_]	Broker or dealer registered under section 15 of the Act.

(b)	[_]	Bank as defined in section 3(a)(19) of the Exchange Act.

(c)	[_]	Insurance company as defined in section 3(a)(19) of the Act.

(d)	[X]	Investment company registered under section 8 of the Investment Company Act.

(e)	[X]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[X]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	[_]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

2,926,279 shares of Common Stock of Winthrop Realty Trust are owned, in the aggregate, by various investment vehicles managed by Fairholme Capital Management, L.L.C. ("FCM") of which 2,595,548 shares are owned by The Fairholme Fund, a series of Fairholme Funds, Inc.  Because Bruce Berkowitz, ("Mr. Berkowitz"), in his capacity as the Managing Member of FCM or as President of Fairholme Funds, Inc., has voting or dispositive power over all shares beneficially owned by FCM, he is deemed to have beneficial ownership of all such shares so reported herein.

While the advisory relationship causes attribution to Bruce Berkowitz, Fairholme Funds, Inc. or FCM of certain indicia of beneficial ownership for the limited purpose of this Schedule 13G, Bruce Berkowitz, Fairholme Funds, Inc. and FCM hereby disclaim ownership of these shares for  purposes of  interpretations under the Internal Revenue Code of 1986,  as amended, or for any other purpose,  except to the extent of their  pecuniary interest.

Mr. Berkowitz beneficially owns 37,983 shares in his individual capacity.

(a)	Amount beneficially owned:

Fairholme Capital Management, L.L.C.: 2,926,279 Bruce R. Berkowitz: 2,964,262 Fairholme Funds, Inc.: 2,595,548

(b)	Percent of class:

Fairholme Capital Management, L.L.C.: 11.2% Bruce R. Berkowitz : 11.3% Fairholme Funds, Inc.: 9.9%

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

Fairholme Capital Management, L.L.C.: 0 Bruce R. Berkowitz: 37,983 Fairholme Funds, Inc.: 0

(ii) Shared power to vote or to direct the vote

Fairholme Capital Management, L.L.C.: 2,624,634 Bruce R. Berkowitz: 2,624,634 Fairholme Funds, Inc.: 2,595,548

(iii) Sole power to dispose or to direct the disposition of

Fairholme Capital Management, L.L.C.: 0 Bruce R. Berkowitz: 37,983 Fairholme Funds, Inc.: 0

(iv) Shared power to dispose or to direct the disposition of

Fairholme Capital Management, L.L.C.: 2,926,279 Bruce R. Berkowitz: 2,926,279 Fairholme Funds, Inc.: 2,595,548

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

N/A

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.  If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group.  If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  See Item 5.

N/A

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          November 10, 2010
                                                      (Date)

Fairholme Capital Management, L.L.C.*
By: /s/ Paul Thomson
(Attorney-in-fact)

Bruce R. Berkowitz*
By: /s/ Paul Thomson
(Attorney-in-fact)

Fairholme Funds, Inc.*

By: /s/ Paul Thomson
(Attorney-in-Fact)

* The Reporting Persons disclaim beneficial ownership in the common stock reported herein except to the extent of their pecuniary interest therein.

EXHIBIT A

AGREEMENT

The undersigned agree that this Schedule 13G Amendment dated November 10, 2010 relating to the Common Shares, $1 par value, of Winthrop Realty Trust, shall be filed on behalf of the undersigned.

Fairholme Capital Management, L.L.C.
By: /s/ Paul Thomson
(Attorney-in-fact)

Bruce R. Berkowitz
By: /s/ Paul Thomson
(Attorney-in-fact)

Fairholme Funds, Inc.

By: /s/ Paul Thomson
(Attorney-in-Fact)

SK 22146 0001 1144647